SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                              --------------------

                                  SCHEDULE 13G

                  UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

                                (Amendment No. 1)

                                EQUITY ONE, INC.
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                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
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                         (Title of Class of Securities)

                                    294752100
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                                 (CUSIP Number)

                                DECEMBER 31, 2000
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             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed.

         [ ]  Rule 13d-1(b)

         [ ]  Rule 13d-1(c)

         [X]  Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 12 Pages

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CUSIP NO. 294752100               SCHEDULE 13G                PAGE 2 OF 11 PAGES
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  1     NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                 CHAIM KATZMAN
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  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [X]
                                                                         (b) [ ]
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  3     SEC USE ONLY

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  4     CITIZENSHIP OR PLACE OF ORGANIZATION

                 ISRAEL AND THE UNITED STATES
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         NUMBER OF                    5    SOLE VOTING POWER             410,170
           SHARES                   --------------------------------------------
        BENEFICIALLY                  6    SHARED VOTING POWER         8,198,339
          OWNED BY                  --------------------------------------------
            EACH                      7    SOLE DISPOSITIVE POWER        410,170
         REPORTING                  --------------------------------------------
        PERSON WITH                   8    SHARED DISPOSITIVE POWER    8,198,339
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  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 8,608,509
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  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*
                                                                             [ ]
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  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 66.84%(1)
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  12    TYPE OF REPORTING PERSON*

                 IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) See Item 4 herein.

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CUSIP NO. 294752100               SCHEDULE 13G                PAGE 3 OF 11 PAGES
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  1     NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                 M.G.N. (USA), INC.
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  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [X]
                                                                         (b) [ ]
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  3     SEC USE ONLY

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  4     CITIZENSHIP OR PLACE OF ORGANIZATION

                 NEVADA
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         NUMBER OF                    5    SOLE VOTING POWER           3,804,771
           SHARES                  --------------------------------------------
        BENEFICIALLY                  6    SHARED VOTING POWER                 0
          OWNED BY                  --------------------------------------------
            EACH                      7    SOLE DISPOSITIVE POWER      3,804,771
         REPORTING                  --------------------------------------------
        PERSON WITH                   8    SHARED DISPOSITIVE POWER            0
--------------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 3,804,771
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  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 29.54%(1)
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  12    TYPE OF REPORTING PERSON*

                 CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)  See Item 4 herein.

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CUSIP NO. 294752100               SCHEDULE 13G                PAGE 4 OF 11 PAGES
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  1     NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                 GAZIT (1995), INC.
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  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [X]
                                                                         (b) [ ]
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  3     SEC USE ONLY

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  4     CITIZENSHIP OR PLACE OF ORGANIZATION

                 NEVADA
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         NUMBER OF                    5    SOLE VOTING POWER           3,274,749
           SHARES                   --------------------------------------------
        BENEFICIALLY                  6    SHARED VOTING POWER                 0
          OWNED BY                  --------------------------------------------
            EACH                      7    SOLE DISPOSITIVE POWER      3,274,749
         REPORTING                  --------------------------------------------
        PERSON WITH                   8    SHARED DISPOSITIVE POWER            0
--------------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 3,274,749
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  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 25.43%(1)
--------------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON*

                 CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)  See Item 4 herein.

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CUSIP NO. 294752100               SCHEDULE 13G                PAGE 5 OF 11 PAGES
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  1     NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                 GAZIT-GLOBE (1982) LTD.
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  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [X]
                                                                         (b) [ ]
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  3     SEC USE ONLY

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  4     CITIZENSHIP OR PLACE OF ORGANIZATION

                 ISRAEL
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         NUMBER OF                    5    SOLE VOTING POWER           1,118,818
           SHARES                   --------------------------------------------
        BENEFICIALLY                  6    SHARED VOTING POWER         7,079,521
          OWNED BY                  --------------------------------------------
            EACH                      7    SOLE DISPOSITIVE POWER      1,118,818
         REPORTING                  --------------------------------------------
        PERSON WITH                   8    SHARED DISPOSITIVE POWER    7,079,521
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  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 8,198,339(3)
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  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*
                                                                          [ ](2)
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  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 63.66%(1)
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  12    TYPE OF REPORTING PERSON*

                 CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)  See Item 4 herein.

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CUSIP NO. 294752100               SCHEDULE 13G                PAGE 6 OF 11 PAGES
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ITEM 1(A).        NAME OF ISSUER.

                  Equity One, Inc.

ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

                  1696 N.E. Miami Gardens Drive
                  North Miami Beach, FL  33179

ITEM 2(A).        NAME OF PERSON FILING.

                  This statement is filed on behalf of Chaim Katzman, an individual, M.G.N. (USA), Inc., a Nevada corporation, Gazit
                  (1995), Inc., a Nevada corporation and Gazit-Globe (1982) Ltd., an Israeli corporation (each, a "Reporting Person," and collectively, the "Reporting Persons").

ITEM 2(B).        ADDRESS OF PRINCIPAL BUSINESS OFFICE.

                  The address of the principal business office for each Reporting Person is:

                  1696 N.E. Miami Gardens Drive
                  North Miami Beach, FL  33179

ITEM 2(C).        CITIZENSHIP.

                  Chaim Katzman is a citizen of the United States and Israel.

                  Each of M.G.N. (USA), Inc. and Gazit (1995), Inc. was organized under the laws of the State of Nevada. Gazit-Globe
                  (1982) Ltd. was organized under the laws of Israel.

ITEM 2(D).        TITLE OF CLASS OF SECURITIES.

                  Common Stock, par value $.01 per share

ITEM 2(E).        CUSIP NUMBER.

                  294752100

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B) OR (C), IDENTIFY THE STATUS OF THE PERSON FILING.

                  Not applicable.

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CUSIP NO. 294752100               SCHEDULE 13G                PAGE 7 OF 11 PAGES
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ITEM 4.           OWNERSHIP.

                                     AMOUNT
REPORTING PERSON              BENEFICIALLY OWNED(1)         PERCENT OF CLASS(1)
Chaim Katzman                     8,608,509(2)                      66.84%
M.G.N. (USA), Inc.                3,804,772                         29.54%
Gazit (1995), Inc.                3,274,749                         25.43%
Gazit-Globe (1982) Ltd.           8,198,339(5)                      63.66%

                               POWER TO VOTE               POWER TO DISPOSE
                          -------------------------    -------------------------
REPORTING PERSON             SOLE         SHARED          SOLE         SHARED
-----------------------   ---------    ------------    ---------    ------------
Chaim Katzman               410,170    8,198,339(4)      441,170    8,198,339(4)
M.G.N. (USA), Inc.        3,804,772            0       3,804,772            0
Gazit (1995), Inc.        3,274,749            0       3,274,749            0
Gazit-Globe (82) Ltd.     1,118,818    7,079,521(3)    1,118,818    7,079,521(3)

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(1) Calculated on the basis of 12,879,301 shares of Common Stock outstanding on December 31, 2000.
(2) Includes (i) 3,804,771 shares owned by M.G.N. (USA), Inc., (ii) 3,274,749 shares owned by Gazit (1995), Inc., (iii) 1,118,817 shares owned by Gazit-Globe (1982) Ltd., (iv) 345,346 shares owned directly by Mr. Katzman, and (v) 64,824 owned by Mr. Katzman as Custodian for his daughters. Does not include 287,984 shares of Common Stock issuable upon the exercise of options granted to Mr. Katzman under the 1995 Stock Option Plan, which options are currently exercisable. Mr. Katzman is President of each of M.G.N. (USA) Inc. and Gazit (1995), Inc. and Chairman of the Board of Gazit-Globe (1982) Ltd.
(3) Includes 3,859,672 shares owned by M.G.N. (USA), Inc. and 3,274,749 shares owned by Gazit (1995), both wholly-owned subsidiaries of Gazit-Globe (1982) Ltd.
(4) Includes (i) 3,804,772 shares owned by M.G.N. (USA), Inc. (ii) 3,274,749 shares owned by Gazit (1995), Inc., and (iii) 1,118,818 shares owned by Gazit-Globe (1982) Ltd. Mr. Katzman is President of each of M.G.N. (USA) Inc. and Gazit (1995), Inc. and Chairman of the Board of Gazit-Globe (1982) Ltd.
(5) Includes (i) 3,859,672 shares owned by M.G.N. (USA), Inc., (ii) 3,274,749 shares owned by Gazit (1995), both wholly-owned subsidiaries of Gazit-Globe (1982) Ltd., and (iii) 1,118,818 shares owned directly by Gazit-Globe (1982) Ltd.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  See Exhibit A hereto.

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CUSIP NO. 294752100               SCHEDULE 13G                PAGE 8 OF 11 PAGES
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ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

ITEM 10.          CERTIFICATION.

                  Not Applicable.

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CUSIP NO. 294752100               SCHEDULE 13G                PAGE 9 OF 11 PAGES
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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 25, 2001                                 /s/ CHAIM KATZMAN
                                                 -------------------------------
                                                 CHAIM KATZMAN

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CUSIP NO. 294752100               SCHEDULE 13G               PAGE 10 OF 11 PAGES
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                                    EXHIBIT A

                            THE MEMBERS OF THE GROUP

Chaim Katzman, an individual

M.G.N. (USA), Inc., a Nevada corporation

Gazit (1995), Inc., a Nevada corporation

Gazit-Globe (1982) Ltd., an Israeli corporation

         The principal place of business for each member of the group is 1696 N.E. Miami Gardens Drive, North Miami Beach, Florida 33179.

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CUSIP NO. 294752100               SCHEDULE 13G               PAGE 11 OF 11 PAGES
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                                    EXHIBIT B

                            THE MEMBERS OF THE GROUP

         Pursuant to Rule 13d-1(k)(1), the undersigned hereby consent to the joint filing of a single statement on their behalf.

January 25, 2001